Mail Stop 4561

November 1, 2006

Gregory S. Daily
Chairman of the Board and Chief Executive Officer
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215

Re: iPayment, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on September 29, 2006
File No. 333-135959

Dear Mr. Daily:

The following comments were inadvertently omitted from our letter dated October 13, 2006. We will continue to review the amendment to the S-4 filed October 27, 2006 and issue comments to that amendment, if any, in a subsequent letter.

Selected Consolidated Historical Financial Data, page 47

1.   We have read the revisions provided in response to prior comment 33 and note that the 2002 ratio of earnings to fixed charges appears to indicate less than one-to-one coverage. Please revise to disclose the dollar amount of the 2002 deficiency. Please make similar revisions to the prospectus summary. Refer to Item 503(d) of Regulation S-K.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Impairment of Long-Lived Assets, page F-11

2.   Related to prior comment 61, please tell us how you determined that a portfolio of merchant contracts represents the appropriate level for grouping under paragraph 10 of SFAS 144. In your response, please clearly explain and quantify what interdependencies exist among merchants in an acquired portfolio.

Note 15 – Guarantor Financial Information, page F-28

3.   We have read the disclosure provided in response to prior comment 59. If true, please revise to state that any subsidiaries of the parent company other than the subsidiary guarantors are minor. Alternatively, revise to provide condensed consolidated financial information required by paragraph f(4) to Rule 3-10 of Regulation S-X.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark L. Mandel, Esq. (*via facsimile*)
       White & Case LLP